Filed by Market Vectors ETF Trust (Commission File Nos. 333-123257; 811-10325)

Series ID: S000034406 Class ID: C000105864
Series ID: S000034407 Class ID: C000105865
Series ID: S000034408 Class ID: C000105866
Series ID: S000034409 Class ID: C000105867
Series ID: S000034410 Class ID: C000105868
Series ID: S000034411 Class ID: C000105869
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Companies: Biotech HOLDRS Trust (Commission File No. 001-15044)
Oil Service HOLDRS Trust (Commission File No. 001-16311)
Pharmaceutical HOLDRS Trust (Commission File No. 001-15653)
Regional Bank HOLDRS Trust (Commission File No. 001-15965)
Retail HOLDRS Trust (Commission File No. 001-16369)
Semiconductor HOLDRS Trust (Commission File No. 001-15855)

Contact: Mike MacMillan/Chris Sullivan MacMillan Communications 212.473.4442 mike@macmillancom.com

VAN ECK GLOBAL COMMENCES EXCHANGE OFFERS FOR OIL SERVICE HOLDRS TRUST (OIH)
AND FIVE OTHER MERRILL LYNCH HOLDRS®

Investors in Six HOLDRS Asked to Exchange into Market Vectors® ETFs

NEW YORK, (November 10, 2011) – Van Eck Global announced today that it has commenced its exchange offers for six Merrill Lynch-sponsored HOLDRS: Oil Service (OIH), Semiconductor (SMH), Pharmaceutical (PPH), Biotech (BBH), Retail (RTH), and Regional Bank (RKH). Van Eck is offering investors in these six HOLDRS the opportunity to exchange their receipts in these HOLDRS Trusts for shares of new Market Vectors exchange-traded funds (ETFs). The new ETFs are expected to trade under the corresponding HOLDRS’ ticker symbols. The exchange offers, which require affirmative action on the part of individual HOLDRS investors who wish to participate, are expected to expire at 11 AM EST on December 20, 2011, unless the offers are extended.

Investors in the six HOLDRS can expect to receive an information package shortly. Investors interested in participating are encouraged to speak to their securities intermediaries or follow the instructions for participation that are contained in the exchange offer materials.

“We have structured the offers, in our view, to be investor friendly,” said Adam Phillips, Managing Director of ETFs at Van Eck Global. “Potential benefits of participation include the opportunity for uninterrupted exposure to target industries, a partially tax-advantaged exchange, and no costs associated with the offers.” Furthermore, Van Eck believes that ETFs offer a more dynamic, diversified investment vehicle than HOLDRS since ETFs are better able to reflect changes in the composition of industry sectors that inevitably occur over time. HOLDRS use a depositary trust structure which means that their initial portfolio of securities generally remains static over time. In comparison, ETFs generally are able to rebalance their portfolios periodically and thereby track an underlying index.

Van Eck notes that investors should consult their financial advisors to review the risks involved with participating in the offers, including the possibility of securities intermediary fees as well as higher fund expenses associated with ETFs versus HOLDRS Trusts.

Exchange Mechanics

By participating in the exchange offers, HOLDRS investors will authorize the sale of certain securities underlying the tendered HOLDRS and the purchase of certain other securities to conform to a diversified basket of stocks that align with the indices underlying the new Market Vectors ETFs. Each tendered HOLDRS will be exchanged for one share of the new ETF. The transaction is structured to be an equal value exchange, i.e., the value of the shares of the new ETF received by investors participating in the exchange will be expected to have the equivalent value to the tendered HOLDRS (based on the value of the underlying securities as of the close of trading on the date the exchange offers expire). The risks of the transaction to rebalance the portfolio are described in detail in the exchange offer documents.

Ticker	HOLDRS Trust	Market Vectors ETF See links for prospectus filings.	Market Vectors Index See links for index information.
HOLDRS/ETFs INCLUDED IN EXCHANGE OFFERS:
OIH	Oil Service	Oil Services ETF	US Listed Oil Services 25 Index (MVOIHTR)
SMH	Semiconductor	Semiconductor ETF	US Listed Semiconductor 25 Index (MVSMHTR)
PPH	Pharmaceutical	Pharmaceutical ETF	US Listed Pharmaceutical 25 Index (MVPPHTR)
BBH	Biotech	Biotech ETF	US Listed Biotech 25 Index (MVBBHTR)
RTH	Retail	Retail ETF	US Listed Retail 25 Index (MVRTHTR)
RKH	Regional Bank	Bank and Brokerage ETF	US Listed Bank and Brokerage 25 Index (MVRKHTR)

Information relating to the Indicative Rebalanced HOLDRS Securities Value will be available on Van Eck’s website, vaneck.com/holdrs, or by calling, toll free, 800.290.6424 (Banks and Brokers: 212.269.5550).

U.S. Federal Income Taxes

Generally speaking, Van Eck is structuring the exchange offers so that a portion of the exchange of HOLDRS for shares of the ETF is expected to benefit from tax-free exchange treatment for U.S. federal income tax purposes. However, because certain securities underlying the HOLDRS will be sold (and securities will be purchased) in order to conduct portfolio rebalancing and to conform each new Market Vectors ETF as closely as possible to the securities in the underlying index, investors that participate in the exchange offers generally will recognize taxable gains or losses in respect of the securities that are sold. The amount of securities underlying the HOLDRS that will be sold will vary by HOLDRS Trust.

As of November 4, 2011, it is expected that approximately 28% of the securities underlying the Oil Service HOLDRS Trust (OIH) will be sold in the rebalancing transaction and that approximately 72% of the underlying stocks are expected to be transferred to the ETF (and would therefore generally not be currently taxable) to conform as closely as possible to the Market Vectors US Listed Oil Services 25 Index (MVOIHTR). OIH is highlighted here as it is the largest of the HOLDRS Trusts included in the exchange offers; it should be noted that these breakdowns vary greatly by HOLDRS Trust. As of November 4, 2011, it is expected that the following percentages of securities underlying the other five HOLDRS will be sold in the rebalancing transaction: SMH: 42%; PPH: 53%; BBH: 62%; RTH: 26%; RKH: 77%. These percentages may change between now and expiration of the exchange offers.

Van Eck notes that while not entirely tax-free, participation in the exchange offers may have certain tax advantages when compared to other alternatives such as a sale of HOLDRS in the open market. Investors are encouraged to consult with their own tax advisors regarding the tax consequences under all applicable tax laws of participating in an exchange offer, including any particular tax consequences pertaining to their situation.

Options

The exchange offers may have implications for some HOLDRS options investors (in OIH, SMH, PPH, BBH, RTH and RKH), particularly those with options expiring subsequent to the expiration of the exchange offers.  On October 12, 2011, the Options Clearing Corporation (“OCC”) made an official determination regarding the settlement of HOLDRS options. Their decision is outlined on the homepage of the OCC’s website under “Latest InfoMemos”.

HOLDRS

Trading in the six HOLDRS is expected to be halted approximately 30 minutes prior to the expiration of Van Eck’s exchange offers and is expected to be suspended prior to the opening of trading in the new ETFs. The six HOLDRS Trusts are expected to be terminated and the HOLDRS are expected to be delisted shortly thereafter. The trustee has the right to liquidate the HOLDRS approximately four months after the termination of the HOLDRS Trusts.

After the expiration of the exchange offers, the six HOLDRS will no longer trade on the NYSE Arca or any other national securities exchange and will no longer use HOLDRS ticker symbols. Therefore,

there may not be any means for an investor to sell receipts in those six HOLDRS after the exchange offers expire.

As of the close of trading on November 9, 2011, the six HOLDRS subject to Van Eck’s exchange offers had approximately $3.5 billion in aggregate assets and a combined 30-day average daily trading volume of approximately 17.36 million shares.

New Market Vectors ETFs

Trading in the new ETFs is expected to begin on the first trading day immediately following the expiration of the exchange offers. The new products will join the Market Vectors family, which currently totals $21.7 billion in assets under management, making it the sixth largest ETF family in the U.S. and the ninth largest worldwide as of September 30, 2011.

Each new ETF will have a net expense ratio of 35 basis points (0.35%). Expenses for the new ETFs will be capped contractually at 0.35%, subject to certain exceptions, through at least April 30, 2013, but could be extended at Van Eck’s discretion. In contrast, HOLDRS have a custody fee of $0.02 per HOLDRS share per quarter ($8 per year per 100 HOLDRS shares), which is subtracted from any cash dividends or distributions paid by the underlying securities. Van Eck notes that while its ETF fees will be higher than those charged for HOLDRS, in part due to the portfolio management required by an ETF as opposed to the static structure of the HOLDRS, it views the fees as competitive with existing comparable mutual fund and ETF sector products.

The underlying indices for the new Market Vectors ETFs seek to represent the most liquid stocks within that particular industry. The top 25 constituents based on full market capitalization and three-month average daily trading volume are included in each index. The indices include companies that derive most of their revenues from the relevant industry; individual company weightings are capped at 20%. The indices will be rebalanced semi-annually, with weighting caps applied quarterly. Index information, including constituents, can be found on vaneck.com/holdrs.

For More Information

Investors may call D.F. King & Co., Inc., the Information Agent, for more details pertaining to the exchange (800.290.6424). Investors interested in obtaining details about the exchange offers can visit vaneck.com/holdrs. This site includes important information such as an outline of the choices available to current HOLDRS investors, details on the mechanics of the exchange offers, tax information and more. Subscriptions for Email Updates can be found on the site, providing investors and financial advisors the opportunity to receive periodic notifications regarding important information related to the exchange offers. Investors should obtain and read documents made available in connection with the exchange offers and evaluate these choices carefully with the help of their own financial and tax advisors.

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Important Disclosure

The prospectus (or Statement of Additional Information) contained in the registration statement for the new ETFs is not an offer to sell the securities referenced therein and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This material is neither an offer to buy nor a solicitation of an offer to sell any of the HOLDRS or new ETF shares. The exchange offers will be made only pursuant to the exchange offer documents, which will be distributed to holders of the outstanding HOLDRS and have been filed with the Securities and Exchange Commission (the “SEC”) as part of the Registration Statements.  INVESTORS AND SECURITY HOLDERS OF HOLDRS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFERS, INCLUDING THE RISKS OF PARTICIPATING IN THE EXCHANGE OFFERS. SUCH DOCUMENTS ARE AVAILABLE FREE OF CHARGE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT SEC.GOV, BY CALLING THE SEC AT 800.SEC.0330, OR BY DIRECTING A REQUEST TO D.F. KING & CO., THE INFORMATION AGENT, AT 800.290.6424.

All information in this material (other than opinions or expectations) concerning applicable HOLDRS, including their business and operations, was provided by Merrill Lynch & Co., Inc. All information in this material concerning Van Eck ETFs, including its business, operations and financial results, was provided by Van Eck. Information on HOLDRS assets under management and trading volume was sourced from Bloomberg.

Certain statements made in this material that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Van Eck and the ETFs managed by Van Eck and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Van Eck and the ETFs managed by Van Eck undertake no responsibility to update publicly or revise any forward-looking statements.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a new ETF carefully before investing. Please read the prospectus and summary prospectus carefully before investing.

Investors may obtain free copies of the prospectus and summary prospectus, exchange offer documents, and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus and summary prospectus, exchange offer documents and other documents filed with the SEC may also be obtained after the registration statements become effective by directing a request to: Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017 or by calling: 800.826.2333 or visiting vaneck.com/etf.

The indices referred to herein are published by and are the exclusive property of Market Vectors Index Solutions GmbH, which has contracted with Structured Solutions AG to maintain and calculate the indices. Structured Solutions AG uses its best efforts to ensure that the indices are calculated correctly.  Structured Solutions AG has no obligation to point out errors in the indices to third parties.

Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017